
April 13, 2010

By Facsimile (212.403.2375) and U.S. Mail

James Cole, Jr., Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019

   Re: Lions Gate Entertainment Corp.
     Definitive Proxy Statement on Schedule 14A filed March 26, 2010
     File No. 001-14880

Dear Mr. Cole:

   We have reviewed the above filing and have the following comment. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   We note that Lions Gate Entertainment filed its definitive proxy statement in connection with the May 4, 2010 special meeting on March 26, 2010 without filing a preliminary proxy statement as required by Exchange Act Rule 14a-6. Please advise in your response letter how doing so was consistent with Exchange Act 14a-6, or in the alternative, tell us how you propose to remedy the failure to comply.

   Please understand that we may have additional comments after reviewing the response to our comment. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since Lions Gate Entertainment is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

   In connection with responding to our comments, please provide, in writing, a statement from the Lions Gate Entertainment acknowledging that:

· Lions Gate Entertainment is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· Lions Gate Entertainment may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of the filing or in response to our comment on the filing.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions